Mail Stop 3561

June 19, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

      Re: Stadium Entertainment Holding Corp.
               Form 1-A Amendment No. 2
               Filed on June 3, 2009
               File No. 024-10240

Dear Mr. Berman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated April 15, 2009. Please revise your business section and elsewhere in your offering statement as appropriate to disclose the circumstances surrounding the revocation of your registration as a Nevada domestic corporation. This revision should include your response to comment one of our previous comment letter.

2.   We note your disclosure on page 20 that you issued $200,000 in convertible notes to three individuals and an additional $80,000 undocumented loan to additional

lenders. Please disclose the material terms of each of these agreements in the appropriate places in the offering statement. Also, please consider whether risk factor disclosure or disclosure under Item 11 of Offering Circular Model B is appropriate for any related party transactions or dilution from the shares underlying the promissory notes.

Part I – Notifications, page i

Item 1. Significant Parties, page i

3.   We reissue comment seven of our letter dated April 15, 2009. Please include the beneficial owner(s) of the shares held of record by North Atlantic Resources Ltd. and Coastal Consulting Ltd. The persons business and residential addresses should also be provided as required by Item 1 of Part I of Form 1-A.

4.   We note your response to comment eight of our letter dated April 15, 2009, and we reissue it in part. Please revise this section to clearly disclose your affiliates pursuant to Item 1(g) of Item 1 of Part I of Form 1-A.

5.   Please disclose the residential address of counsel, as required by Item 1 of Part I of Form 1-A.

Item 4. Jurisdictions in Which Securities are to be Offered, page v

6.   We note your response to comment 10 of our letter dated April 15, 2009, and we reissue it. Please disclose the method by which the securities are to be offered in New York, California, Florida and Illinois. Item 4(b) requires disclosure of the method by which the securities are to be offered.

7.   We note your response to comment 11 of our letter dated April 15, 2009, and we reissue it in part. Please incorporate your response that you do not intend to offer securities in California, Illinois, or Florida unless you first obtain an audit of your financial statements and file an amendment containing audited financial statements on page v of Part I of your offering statement and page 1 of your offering circular.

Item 5. Unregistered Securities Issued or Sold Within One Year, page v

8.   We reissue comment 13 from our letter dated April 15, 2009. We note that you relied upon Section 4(2) in issuing convertible notes in February 2009. Please revise to briefly state the facts relied upon for this exemption.

Part II – Offering Circular

Risk Factors, page 3

9.   We note the disclosure in the second risk factor on page 3 that you expect to have sufficient funds for operations for 12 months if the minimum is raised, and 24 months if the maximum is raised. However, given that a significant portion of the proceeds will be used to repay a loan that is currently in default, and that you have had minimal revenues to date, provide the basis for this statement. We note similar disclosure in the plan of operations section.

Dilution, page 8

10.   We have reviewed your dilution table noting your expected dilution to new investors under the minimum and maximum offerings. Based on the amount of proceeds received under the maximum offering scenario it appears the (i) increase per share attributable to new investors should be $0.03 versus $0.036 as presented, (ii) pro forma net tangible book value per share after the offering should be $0.02 versus $0.026 as presented and (iii) dilution per share to new investors should be $0.23 versus $0.224 as presented. Please revise or advise.

Use of Proceeds to Issuer, page 9

11.   We note that a significant portion of the proceeds will be used to repay debt. Please disclose the material terms of the debt. This would include any penalties or additional interest payments due to the default on the loan. See Instruction 4 to Item 5 to Model B.

12.   We reissue comment 20 from our letter dated April 15, 2009. We note that you are in default on the loan from a related party in the amount of $1,365,000. However, you have only allocated $500,000 of proceeds if the minimum offering is raised to repay this debt. Please explain the source of funding for the remainder of this debt. In addition, clarify whether Sandstone could force repayment from the use of proceeds. If so, consider revising the minimum offering amount, since that amount is less than the amount of indebtedness. Also, to the extent repayment could be forced from these proceeds, revise disclosure throughout the offering circular.

13.   We also note the $200,000 loan that becomes due in September 2009, as discussed on page 20. If any of the proceeds of this offering will be used to repay this debt, please add disclosure to this section.

14.   Clarify in footnotes to the table more specific uses of funds allocated to Product Acquisition Costs and Working Capital.

15.   We note the statement that the amounts set forth in the table are estimates and that
        the actual allocation of funds may vary. We direct your attention to Instruction 6
        to Item 5 of Model B, which indicates that the company may reserve the right to
        change the use of proceeds provided that the reservation is due to contingencies
        which are adequately disclosed. To the extent that you reserve the right to change
        the use of proceeds, clearly state the contingencies and how the use of proceeds
        will be altered.

Description of Business, page 9

16.   We note the disclosure that you plan to release True to the Game Volume II if you
        raise at least $1 million in this offering. Clarify the estimated total costs
        associated with releasing Volume II. Also, state the total cost of releasing
        Volume I. Provide a clear analysis as to how you will be able to release True to
        the Game Volume II if you raise the minimum in this offering.

17.   We note your response to comment 21 of our letter dated April 15, 2009, and we
        reissue the comment in part. On page 11 of your amendment, you disclose that
        creation and sales of pre-recorded music will represent at least "95% of our
        revenues for the foreseeable future …." Please clarify what you mean by the
        foreseeable future and specifically if it means beyond 12 months from the date of
        the offering.

18.   We note your response to comment 27 of our letter dated April 15, 2009, and we
        reissue the comment in part. Please clarify which of the marketing plans will be
        implemented within the next year, as opposed to those that will occur in later
        periods. This discussion should also distinguish which marketing plans will be
        implemented if only $1 million is raised from this offering and which are
        dependent upon the maximum offering proceeds. We note the Use of Proceeds
        section indicates that the marketing budget could fluctuate as much as $425,000
        depending on the amount of proceeds raised in this offering.

19.   We note that your ownership interest in the True to the Game project ranges from
        none to 50%. Please disclose your specific ownership interest for each title on
        True to the Game Volume I.

Management's Discussion and Analysis and Plan of Operation, page 18

Results of Operations for the Year Ended December 31, 2008, page 19

20.   We note that you have provided your financial results for the period ended March
        31, 2009. In addition to your discussion of your results of operations for the year
        ended December 31, 2008, please revise to provide a discussion of your results of
        operations for the period ended March 31, 2009. Ensure this discussion includes

the factors that supported your revenue of $108,204 (i.e. albums sold both physically and digitally) and the related costs of such revenues.

Plan of Operation, page 19

21.   We note your statement on page 20 that you expect to receive revenues from your first pre-recorded music product in May 2009. Please reconcile this statement with the revenues recognized during the period ended March 31, 2009.

22.   We note your response to comment 33 of our letter dated April 15, 2009, and we reissue the comment in part. Please revise your table and discussion on pages 19 and 20 of your offering circular to include your milestones should the offering only raise $1,000,000 in proceeds. Also, when discussing your plan of operations, provide a more detailed discussion as to how the time frame will change based upon the proceeds raised in this offering. Lastly, clarify the source(s) of funding. We note that the total estimated costs are more than allocated in the use of proceeds table. Clarify the extent the time frame may change based upon any additional funding needed.

23.   Reconcile the estimated release date of the Country compilation as disclosed on page 11 with the table on page 20.

Directors, Executive Officers and Significant Employees, page 21

24.   Please disclose the business experience of Ms. Barbone from December 2007 to present.

Remuneration of Directors and Officers, page 23

25.   We note your response to comment 38 from our letter dated April 15, 2009 and we reissue. Mr. Mas was listed in the table as Executive Vice President; however, your response indicates that he served in a non-officer capacity. We also note that he is listed as one of the founders of the company having extensive recording industry experience on page 10. Provide a more detailed analysis as to how you determined he was not an officer. Lastly, to the extent Mr. Mas is no longer an employee of the company, please provide his personal address, as opposed to the company's address in the beneficial ownership table.

Plan of Distribution, page 21

26.   We reissue comment 42 from our letter dated April 15, 2009. We note the disclosure that you may at your discretion permit a smaller purchase amount than the minimum purchase. Please provide the specific criteria that will be used to determine whether the minimum purchase will not apply to some purchasers and the basis for allowing a different minimum purchase for different investors.

Interest of Management and Others in Certain Transactions, page 24

27.   Please disclose all related party transaction in this section as required by Item 11 of Model B. For example, we note the bridge loan provided by Frank Barbone, who appears to be related to Camille Barbone, an officer of the company.

Part F/S – Financial Statements

Stadium Entertainment Holdings, Corp.

Financial Statements for the Year-Ended December 31, 2008

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Income Taxes, F-6

28.   We have reviewed your response to our prior comment 47, noting that you have recorded a deferred tax asset of $3,278 and no valuation allowance. Considering (i) you do not have any taxable temporary differences, (ii) your net loss from operations in the current year, and (iii) your net loss generated from your date of inception (i.e. lack of taxable income in carryback years), please provide us with verifiable evidence that supports you recording a deferred tax asset without a valuation allowance. Refer to paragraphs 20 and 21 of SFAS 109 for further guidance.

Stadium Entertainment Holdings Corporation

Financial Statements for the Period Ended March 31, 2009

General

29.   We note on page 18 that your accounting firm does not currently charge you for office space. Please tell us where you have recorded this expense and related contributed capital in your financial statements or revise. Refer to SAB Topic 1.B.1.

30.   Considering the significance of the equity issuance on January 1, 2009 (i.e. recapitalization transaction), please revise your financial statements to include a statement of stockholders' equity.

31.   We have reviewed your responses to our prior comments 46 and 52, noting that you believe you meet the requirements to be a development stage entity because

(i) operations have commenced but you have not generated significant revenue, and (ii) you are devoting most of your efforts raising capital, developing markets, and starting up production. Accordingly, please revise your financial statements to include the disclosures of paragraphs 10-13 of SFAS 7.

32.   Please revise to include a statement, if true, that in the opinion of management, all adjustments necessary for a fair statement of results have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, please furnish as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Item 2 of Part F/S of Form 1-A for guidance.

Statement of Operations, F-10

33.   We note that you have disclosed a loss per common share of $5.21. We also note that as of December 31, 2008 you had 25,000,000 shares outstanding, you issued 75,000,000 shares on January 1, 2009 as part of the recapitalization and you recognized a net loss of $521,412 during the interim period. Please tell us how you calculated loss per share, including how you determined the weighted average number of common shares outstanding.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, F-13

34.   We have reviewed your response to our prior comment 50, noting (i) that you have sole responsibility for merchandise returned to the distributor, (ii) you are considered in possession of the inventory as the distributor does not take ownership, (iii) the distributor has price protection (i.e. you are entitled to collect 100% of adjusted net sales subject to 25% withholding reserves), and (iv) the payment terms of the distributors. Based on the foregoing, please disclose your basis for recognizing the $108,204 in revenue during the period (i.e. upon sale to end-user or distributor) and disclose how you account for related discounts, returns, credits and adjustments made to gross revenue.

Loans Payable, F-16

35.   We note that a convertible note of $50,000 was issued to Frank Barbone (exhibit 6.15). Please tell if this is a related party convertible note. Refer to SFAS 57 for further disclosure requirements of related party transactions.

Stadium Entertainment Corporation

General

36.   We note the recapitalization transaction with Stadium Entertainment Holding
       Corp. was consummated on January 1, 2009. Please note that the financial
       statements for periods prior to the transaction should be those of Stadium
       Entertainment Corporation and should be retroactively restated to give effect to
       the transaction (e.g. shares outstanding, earnings per share, etc.). Please revise the
       financial statements accordingly and provide appropriate footnote disclosure
       describing the transaction and the related accounting treatment.

Note 2. Summary of Significant Accounting Policies

Income Taxes, F-24

37.   We have reviewed your response to our prior comment 53 noting that you have
       recorded a deferred tax asset of $559,203 and no valuation allowance.
       Considering (i) you do not have any taxable temporary differences, (ii) your net
       loss from operations in the current year, and (iii) your date of inception (i.e. lack
       of taxable income in carryback years), please provide us with verifiable evidence
       that supports you recording a deferred tax asset without a valuation allowance.
       Refer to paragraphs 20 and 21 of SFAS 109.

38.   In connection with the comment above, it does not appear that you have provided
       all of the disclosures required by SFAS 109. Accordingly, please revise your
       financial statements to include the components of your deferred taxes (i.e.
       deferred tax asset, liability, and valuation allowance), changes in your valuation
       allowance during the period, a description of your temporary differences, current
       income tax expense or benefit, the benefits of net operating losses, impact of
       changes in tax rates, etc. Refer to paragraphs 43-49 of SFAS 109.

Pro Forma Financial Statements, F-28

39.   Please revise your pro forma financial statements to reflect any revisions made as
       a result of the comments above.

Exhibit 11

40.   We note the statement that the shares will be validly issued, fully paid and non-
       assessable. Please revise to opine on the corporate laws of the state of
       incorporation.

<u>Closing Comments</u>

        As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact William Kearns, the primary accounting examiner for this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 with other questions.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Philip D. Forlenza, Esq.
       Fax (732) 224-6599